Kimberly-Clark de México, S.A. de C.V.

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549

02049123

02 AUG -7 AM 12:10

Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Ladies and Gentlemen:

Attached please find Kimberly Clark de México S.A. de C.V.'s second quarter 2002 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

STOCK EXCHANGE CODE: **KIMBER** Quarter: **2** Year: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**22,058,012**	100	**21,870,293**	100
2	**CURRENT ASSETS**	**7,292,136**	**33**	**6,989,164**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	2,116,921	10	1,720,394	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,836,425	17	3,864,153	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	155,334	1	159,893	1
6	INVENTORIES	1,183,456	5	1,244,724	6
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,765,876**	**67**	**14,881,129**	**68**
13	PROPERTY	4,380,907	20	4,106,153	19
14	MACHINERY AND INDUSTRIAL	22,389,122	102	21,667,716	99
15	OTHER EQUIPMENT	38,359	0	29,569	0
16	ACCUMULATED DEPRECIATION	12,599,773	57	12,143,198	56
17	CONSTRUCTION IN PROGRESS	557,261	3	1,220,889	6
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**12,223,502**	100	**11,070,778**	100
21	**CURRENT LIABILITIES**	**5,222,380**	**43**	**5,057,397**	**46**
22	SUPPLIERS	1,194,046	10	1,175,958	11
23	BANK LOANS	888,125	7	650,349	6
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	256,524	2	590,839	5
26	OTHER CURRENT LIABILITIES	2,883,685	24	2,640,251	24
27	**LONG-TERM LIABILITIES**	**4,507,286**	**37**	**3,347,997**	**30**
28	BANK LOANS	4,507,286	37	3,347,997	30
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,493,836**	**20**	**2,665,384**	**24**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	CONSOLIDATED STOCK HOLDERS' EQUITY	9,834,510	100	10,799,515	100
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**9,834,510**	**100**	**10,799,515**	**100**
36	**CONTRIBUTED CAPITAL**	**8,441,446**	**86**	**8,578,931**	**79**
37	PAID-IN CAPITAL STOCK (NOMINAL)	9,955	0	10,203	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,830,192	39	3,967,429	37
39	PREMIUM ON SALES OF SHARES	4,601,299	47	4,601,299	43
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,393,064**	**14**	**2,220,584**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,953,214	101	9,250,779	86
43	REPURCHASE FUND OF SHARES	2,442,903	25	3,135,076	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,084,460)	(123)	(11,687,772)	(108)
45	NET INCOME FOR THE YEAR	1,081,407	11	1,522,501	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,116,921**	100	**1,720,394**	100
46	CASH	415,187	20	404,619	24
47	SHORT-TERM INVESTMENTS	1,701,734	80	1,315,775	76
18	**DEFERRED ASSETS (NET)**	**0**	100	**0**	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,222,380**	100	**5,057,397**	100
52	FOREING CURRENCY LIABILITIES	1,215,413	23	894,404	18
53	MEXICAN PESOS LIABILITIES	4,006,967	77	4,162,993	82
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,883,685**	100	**2,640,251**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,883,685	100	2,640,251	100
27	**LONG-TERM LIABILITIES**	**4,507,286**	100	**3,347,997**	100
59	FOREING CURRENCY LIABILITIES	3,507,286	78	3,347,997	100
60	MEXICAN PESOS LIABILITIES	1,000,000	22	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,493,836**	100	**2,665,384**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,493,836	100	2,665,384	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,084,460)**	100	**(11,687,772)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	285,559	2	285,559	2
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,370,019)	(102)	(11,973,331)	(102)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,069,756	1,931,767
73	PENSIONS FUND AND SENIORITY PREMIUMS	262,677	232,953
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	2,744	2,771
76	WORKERS (*)	5,097	5,009
77	CIRCULATION SHARES (*)	1,214,182,455	1,244,552,400
78	REPURCHASED SHARES (*)	153,425,541	123,055,596

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**7,665,737**	**100**	**8,301,568**	**100**
2	COST OF SALES	4,401,391	57	4,802,254	58
3	**GROSS INCOME**	**3,264,346**	**43**	**3,499,314**	**42**
4	OPERATING	1,014,267	13	980,438	12
5	**OPERATING INCOME**	**2,250,079**	**29**	**2,518,876**	**30**
6	TOTAL FINANCING COST	367,941	5	(124,997)	(2)
7	**INCOME AFTER FINANCING COST**	**1,882,138**	**25**	**2,643,873**	**32**
8	OTHER FINANCIAL OPERATIONS	(3,282)	0	(3,444)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,885,420**	**25**	**2,647,317**	**32**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	804,013	10	1,124,816	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,081,407**	**14**	**1,522,501**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,081,407**	**14**	**1,522,501**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,081,407**	**14**	**1,522,501**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,081,407**	**14**	**1,522,501**	**18**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,081,407**	**14**	**1,522,501**	**18**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**7,665,737**	**100**	**8,301,568**	**100**
21	DOMESTIC	7,249,310	95	7,790,444	94
22	FOREIGN	416,427	5	511,124	6
23	TRANSLATED INTO DOLLARS (***)	43,976	1	51,551	1
6	**TOTAL FINANCING COST**	**367,941**	**100**	**(124,997)**	**100**
24	INTEREST PAID	211,698	58	215,906	173
25	EXCHANGE LOSSES	392,527	107	74,601	60
26	INTEREST EARNED	32,609	9	75,951	61
27	EXCHANGE PROFITS	108,887	30	272,857	218
28	GAIN DUE TO MONETARY POSITION	(94,788)	(26)	(66,696)	(53)
8	**OTHER FINANCIAL OPERATIONS**	**(3,282)**	**100**	**(3,444)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,282)	(100)	(3,444)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**804,013**	**100**	**1,124,816**	**100**
32	INCOME TAX	626,869	78	862,638	77
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	177,144	22	262,178	23
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2002

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,429,202	11,888,551
37	NET INCOME OF THE YEAR	1,749,600	2,463,661
38	NET SALES (**)	15,398,792	16,764,936
39	OPERATION INCOME (**)	4,745,462	5,295,613
40	NET INCOME OF MAYORITY INTEREST(**)	2,527,157	3,251,563
41	NET CONSOLIDATED INCOME (**)	2,527,157	3,251,563

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,081,407**	**1,522,501**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	547,147	495,223
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,628,554**	**2,017,724**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(323,136)	(397,122)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,305,418**	**1,620,602**
6	CASH FLOW FROM EXTERNAL FINANCING	121,188	(309,944)
7	CASH FLOW FROM INTERNAL FINANCING	(1,113,303)	(974,198)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(992,115)**	**(1,284,142)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(460,058)**	**(778,720)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(146,755)	(442,260)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,263,676	2,162,654
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,116,921	1,720,394

STOCK EXCHANGE CODE: **KIMBER** QUARTER: 2 YEAR: 2002
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**547,147**	**495,223**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	547,147	503,258
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	(8,035)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(323,136)**	**(397,122)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(78,310)	(138,981)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	16,414	25,024
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(246,755)	(134,856)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(14,485)	(148,309)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**121,188**	**(309,944)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	134,350	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(13,162)	(309,944)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,113,303)**	**(974,198)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(486,628)	(340,041)
31	(-) DIVIDENS PAID	(626,675)	(634,157)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(460,058)**	**(778,720)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(460,058)	(778,720)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **2** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	14.11	%	18.34	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	25.70	%	30.11	%
3	NET INCOME TO TOTAL ASSETS (**)	11.46	%	14.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.11	%	19.52	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.77	%	4.38	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.70	times	0.77	times
7	NET SALES TO FIXED ASSETS (**)	1.04	times	1.13	times
8	INVENTORIES ROTATION (**)	7.40	times	7.60	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	78	days	73	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.68	%	10.51	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.42	%	50.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	38.64	%	38.32	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.53	%	22.50	%
15	OPERATING INCOME TO INTEREST PAID	10.63	times	11.67	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.26	times	1.51	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.40	times	1.38	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.17	times	1.14	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.60	times	0.63	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.54	%	34.02	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.24	%	24.31	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.22)	%	(4.78)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.17	times	7.51	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(12.22)	%	24.14	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	112.22	%	75.86	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **2** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.05	$ 2.58
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 8.10	$ 8.68
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.43	$ 0.42
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.29 times	3.25 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.00 times	10.93 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.